UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2019

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-224307, 333-224307-01, 333-224307-02 AND 333-224307-03) OF TOTAL S.A., TOTAL CAPITAL CANADA LTD., TOTAL CAPITAL INTERNATIONAL AND TOTAL CAPITAL AND THE REGISTRATION STATEMENTS ON FORM S-8 (333-183144 AND 333-222833) OF TOTAL S.A., AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TOTAL S.A. is providing on this Form 6-K its results for the fourth quarter of 2018 and the year ended December 31, 2018, and a description of certain recent developments relating to its business, as well as a capitalization table as of December 31, 2018.

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

Exhibit 99.1	Results for the Fourth Quarter of 2018 and the Year Ended December 31, 2018
Exhibit 99.2	Recent Developments
Exhibit 99.3	Capitalization and Indebtedness

EXHIBIT INDEX

Exhibit 99.1	Results for the Fourth Quarter of 2018 and the Year Ended December 31, 2018
Exhibit 99.2	Recent Developments
Exhibit 99.3	Capitalization and Indebtedness

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: February 8, 2019	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer